Exhibit 99.2

November 2025 9M/2025 & Q3/2025 Investors Call NASDAQ: KMDA; TASE: KMDA.TA

2 FORWARD - LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include 2025 financial guidance ; growth strategy and plans for double digit growth ; growth prospects related to CYTOGAM®, GLASSIA®, and the Israeli distribution business segment ; success in identifying and integrating M&A targets for growth ; advancement and future expected revenues driven by our plasma collection operation ; and continued progression of the inhaled AAT clinical study, its benefits and advantages, potential market size, reduction of the study sample to approximately 180 patients, and the plan to conduct an interim futility analysis by the end of 2025 . These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any clinical trials, introduction of competing products, continued market acceptance of Kamada’s commercial products portfolio, impact of geo - political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulty in predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 2024 Annual Report on Form 20 - F (filed on March 5 , 2025 ), as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable law .

3 9 M - 25 CONTINUING THE GROWTH YoY DOUBLE DIGIT REVENUE AND PROFITABILITY INCREASE Paid special cash dividend of $0.20 per share (totaling approximately $11.5M) on April 7, 2025 GROSS PROFIT REVENUE 12% 2024 $52.9 2025 $ 59.4 11% 2024 $121.9 2025 $ 135.8 Adj. EBITDA EPS 35% 2024 $25.4 2025 $ 34.2 61% 2024 $0.18 2025 $0.29

4 6 18 24 34 40 - 44 2021 2022 2023 2024 2025 104 129 142 161 178 - 182 2021 2022 2023 2024 2025 ADJUSTED EBITDA US$M 61% CAGR 2025 represents annual guidance 2025 represents annual guidance ANNUAL DOUBLE - DIGIT GROWTH TRAJECTORY REVENUES US$M 15% CAGR Quarter - End Strong Cash Position of $72.0 Million 9 M $ 136 M ( 75%) 9 M $ 34 M ( 81%)

DELIVERING ON OUR COMMITMENTS 5

6 KAMADA ’ S ROADMAP FOR CONTINUED ANNUAL DOUBLE - DIGIT GROWTH Organic Growth Portfolio of 6 FDA - approved products; Over 30 territories; and Distribution portfolio in Israel M&A Transactions Support growth through M&A transactions Plasma Collection Centers Each new center expected to contribute annual revenues of $ 8 M - $ 10 M at peak capacity Inhaled AAT Phase III pivotal clinical study, targeting a market of over $ 2 B

$ 150 M Total U.S HRIG market size, KEDRAB presents double - digit growth YoY Only anti - Rabies IgG product with FDA approved label confirming safety and effectiveness in children KEDRAB /KAMRAB $ 50 M 2024 U.S. Revenues; $ 135 M Minimum sales in the U.S. expected in 2025 - 2027 Only 2 FDA approved products Leading HRIG in Canada, Australia, Israel, Latin America and additional territories A GLOBAL LEADER IN ANTI - RABIES IMMUNE GLOBULIN (HRIG) For Important Safety Information, visit https://kedrab.com/ 7

8 Licensed to Takeda in the USA, Canada, Australia and New Zealand Commencing in 2022 , Takeda is paying Kamada royalties at a rate of 12 % on its net market sales through August 2025 , and 6 % thereafter until 2040 Projected royalties in the range of $ 10 M to $ 20 M per year Outside the Takeda territories, GLASSIA is marketed by Kamada through a network of partners and distributors . Key countries include Argentina, Switzerland, Russia, Israel, and other international markets . Sales in these territories is expected to continue growing, as result of better disease awareness and patients’ diagnosis . GLASSIA $ 17 M 2024 Royality Income; Up 5 % over 2023 LIQUID AAT FOR THE TREATMENT OF AAT DEFICIENCY (AATD) $ 15 M 2024 Glassia sales by Kamada; Up 205 % over 2023

9 CYTOGAM is the only plasma - derived IgG approved in the U.S. and Canada for prophylaxis of CMV disease after Solid Organ Transplantation. CMV is the leading cause for organ rejection post - transplant. CYTOGAM $ 23 M 2024 Revenues; Up 31 % over 2023 CMV IMMUNE GLOBULIN Growth Continued growth expected in the U.S. and Canada markets Launched, in collaboration with multiple KOLs, a post - marketing research program aimed at generating key data in support of the benefits of CYTOGAM in the management of CMV in solid organ transplantation. Initiated the investigator - initiated SHIELD study, conducted by leading experts and KOLs in CMV and organ transplantation, investigating the benefits of CYTOGAM in reducing the risk of late CMV in kidney transplant recipients.

10 DISTRIBUTION SEGMENT GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL FOR LEADING BIOPHARMACEUTICAL COMPANIES EXPANDING THE DISTRIBUTION SEGMENT MODEL TO THE MENA REGION Key areas : plasma - derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio of several product candidates, mainly from Alvotech First biosimilar launched in 2024 and two additional expected to be launched in Israel in the coming months Additional biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1 - 3 products per year Biosimilar portfolio expected to generate annual sales of $ 15 - 20 M within the next five years

11 M&A TRANSACTIONS EXPECT TO SECURE NEW BUSINESS DEVELOPMENT AND M&A TRANSACTIONS DURING 2025 ; LEVERAGING OVERALL FINANCIAL STRENGTH AND COMMERCIAL INFRASTRUCTURE Screening strategic business development opportunities to identify potential acquisition or in - licensing to accelerate long - term growth Focusing on products synergistic to our existing commercial and/or production activities as well as marketing infrastructure Strong financial position, commercial infrastructure and proven successful M&A capabilities

12 KAMADA PLASMA EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper - immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Operating three plasma collection centers in Texas; Houston, San Antonio and Beaumont Houston center now FDA approved At full collection capacity, each of the Houston and San Antonio centers is expected to generate annual revenues of $ 8 M to $ 10 M from sales of NSP

13 $ 2 Billion A substantial market opportunity (2028) č Based on expected changes to the statistical analysis plan, intend to reduce the study sample size to approximately 180 patients , and conduct an interim futility analysis by the end of 2025 FDA reconfirmed overall study design, endorsed positive safety data to date, and confirmed its agreement with our proposed P - value of 0.1 in evaluating the trial’s efficacy primary endpoint INHALED AAT PHASE 3 PIVOTAL STUDY InnovAATe - a global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial testing the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA ’ s requirements 1. Source: CantorFizgerald, JAN 11 2024

14 Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses STRONG 9 M - 25 FINANCIAL RESULTS DETAILS FY 2024 Q3/24 Q3/25 9M/24 9M/25 US $ M Increase driven by GLASSIA® Ex - US sales and VARIZIG® US sales 141.4 37.1 39.5 110.0 118.0 PROPRIETARY 19.5 4.6 7.5 11.9 17.8 DISTRIBUTION 9M/2025 - 11% YoY increase; 161.0 41.7 47.0 121.9 135.8 TOTAL REVENUES 70.0 17.2 19.8 52.9 59.4 GROSS PROFIT 43% 41% 42% 43% 44 % GROSS MARGIN (49.9) (11.9) (11.9) (38.0) (36.8) OPEX 9M/2025 - 56% YoY increase 14.5 3.9 5.3 10.7 16.6 NET PROFIT 9M/2025 - 35% YoY increase; 25% of revenues 34.1 8.8 11.7 25.4 34.2 Adjusted EBITDA Special dividend of $11.5M paid in April 2025 78.4 72.0 72.0 CASH Including acquisition related intangible assets ($124M @ Sep 25) 372.3 351.2 377.2 TOTAL ASSETS 11.1 11.2 11.5 LEASE LIABILITIES Acquisition related contingent consideration 63.6 61.2 62.9 CONTINGENT LIABILITIES 259.5 255.3 265.2 EQUITY Contingent and lease liabilities net of available cash 3.7 (0.4) (2.4) NET DEBT

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 15 % CAGR (from 2021) $ 178 - 182 M 2025 Revenues Guidance $ 40 - 4 Đ M 2025 Adj. EBIDTA Guidance 4 Pillars of Growth A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR RARE AND SERIOUS CONDITIONS $ 72.0 M Cash @ Sep 30 , 2025 15 Organic Growth M&A Transactions Inhaled AAT Pivotal Study Plasma Collection Centers

THANK YOU www.kamada.com NASDAQ: KMDA; TASE: KMDA.TA

17 NON - IFRS MEASURES – ADJUSTED EBITDA Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses FY 2024 Q3/24 Q3/25 9M/24 9 M/ 25 US $ M 14.5 3.9 5.3 10.7 16.6 NET PROFIT (1.1) 0.1 1.1 0.2 2.1 TAXES ON INCOME 8.1 1.8 1.7 5.3 4.1 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION (1.4) (0.4) (0.2) (1.2) (0.1) OTHER FINANCIAL EXPENSE, NET 7.1 1.8 1.8 5.3 5.3 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 6.2 1.5 2.0 4.4 5.8 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 0.9 0.2 0.1 0.7 0.4 NON - CASH SHARE - BASED COMPENSATION EXPENSES 34.1 8.8 11.7 25.4 34.2 ADJUSTED EBITDA

18 6 FDA - APPROVED SPECIALTY PLASMA PRODUCTS KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS For Important Safety Information, visit www.Kamada.com GLASSIA® [Alpha 1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD)